PREMIUM NICKEL RESOURCES LTD. CLOSES PREVIOUSLY-ANNOUNCED CAD $7 MILLION
BRIDGE LOAN TO FUND ONGOING WORK ON ITS 100%-OWNED BOTSWANA ASSETS
PROVIDING FLEXIBILITY TO FINALIZE LONG-TERM FINANCING INITIATIVES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES

Toronto, Ontario, November 28, 2022 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") is pleased to announce the closing of its previously-announced CAD $7 million secured loan agreement (the "Bridge Loan") with Pinnacle Island LP, an arm's-length limited partnership formed under the laws of the Province of Ontario (the "Lender") (see news release dated November 21, 2022).

The net proceeds from the Bridge Loan will be used to fund the ongoing redevelopment work programs on the Company's Botswana assets, being its 100% owned Selebi and Selkirk Mines, and for general corporate purposes. The work program on Selebi, PNRL's flagship asset, is expected to include shaft re-fitting, underground re-development as well as additional surface and UG drilling to further validate the geotechnical structural controls.

Keith Morrison, CEO commented: "We are evaluating a number of potential financial structures to identify the best long-term capital partners to the Company while optimising our near-term cost of capital. This Bridge Loan allows us to continue with our planned project developments, while providing sufficient time for the individual financing initiatives to be evaluated and completed in a logical sequence. We value our relationship with Pinnacle Island LP and appreciate their support for our redevelopment of the Botswana assets."

The Bridge Loan bears a principal amount of CAD $7 million and an interest rate of 10% per annum, calculated monthly and payable on the maturity date of February 22, 2023, provided that, the Company may, in its sole discretion, extend the maturity date to March 22, 2023 by providing written notice to the Lender by February 15, 2023. The obligations of the Company pursuant to the Bridge Loan will be fully and unconditionally guaranteed by each of the Company's existing and future subsidiaries. The Bridge Loan is subject to certain covenants and provisions on events of default, repayments and mandatory prepayments that are customary for a loan of this nature.

In connection with the Bridge Loan, the Company paid a commitment fee of CAD $260,000 to the Lender and issued it 119,229 common share purchase warrants, each of which is exercisable to acquire one common share of the Company at a price of CAD $2.04 per share until November 25, 2023. The warrants and any common shares issuable on exercise of such warrants are subject to a statutory four-month hold period under applicable Canadian securities laws.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel copper + cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL focuses its efforts on discovering world class nickel sulphide assets in jurisdictions with rule of-law that comply with PNRL's values and principles which surpasses the highest industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNRL maintains a skilled team who has worked on over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017. The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months as well as the delivery of a compliant PEA by the end of 2023. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the open pit Selkirk Mine which was acquired in August 2022 as well as four adjacent Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interests into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the use of proceeds from the Bridge Loan; the ability of the Company to fund the repayment of the Promissory Note; objectives, goals or future plans of the Company including the proposed work plan at the Selebi Mine. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, successful negotiation of documents; capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR (www.sedar.com) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.